UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 March 23, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

RESULT OF AGM

ANNUAL GENERAL MEETING AT NOVO NORDISK A/S

At the Annual General Meeting of Novo Nordisk A/S today, the shareholders passed the following resolutions:

o    Adoption of the audited Annual Report 2008.

o    Approval of the remuneration of the Board of Directors.

o Distribution of profit according to the adopted Annual Report 2008. The dividend will be DKK 6.00 per share of DKK 1, an increase of 33% compared with the fiscal year 2007.

o Re-election of the following current board members elected by the Annual General Meeting: Sten Scheibye, Goran A Ando, Henrik Gurtler, Pamela J Kirby, Kurt Anker Nielsen and Jorgen Wedel. In addition, Hannu Ryopponen was elected to the Board of Directors for the first time.

o    Re-election of the auditor, PricewaterhouseCoopers.

o Reduction of the Company's B share capital from DKK 526,512,800 to DKK 512,512,800 by cancellation of 14,000,000 B shares of DKK 1 each from the Company's own holdings of B shares at a nominal value of DKK 14,000,000, equal to 2.2% of the total share capital. After implementation of the share capital reduction, the Company's share capital will amount to DKK 620,000,000 divided into A share capital of DKK 107,487,200 and B share capital of DKK 512,512,800.

o Authorisation of the Board of Directors, until the next Annual General Meeting, to allow the Company to acquire own shares of up to 10% of the share capital and at the price quoted at the time of the purchase with a deviation of up to 10%, cf Article 48 of the Danish Public Limited Companies Act.

o Amendment to Article 5.4: Replacement of the name "Copenhagen Stock Exchange" with "NASDAQ OMX Copenhagen".

o Amendment to Article 6.3 of the Articles of Association: Existing authorisation of the Board of Directors to issue B shares to employees without pre-emptive subscription rights for existing shareholders reduced to a maximum nominal amount of DKK 3 million.

o    Amendment  to  Article  6.4  of  the  Articles  of  Association:   Existing
     authorisation of the Board of Directors to increase the share capital reduced to a maximum of nominally DKK 107 million.

o    Articles 8.2 and 11.10 of the Articles of Association:  Addition in Article
     8.2 of a new item 3 to the standard agenda of the Company's Annual General Meeting regarding approval of the remuneration of the Board of Directors and a consequential amendment of Article 11.10.

THE BOARD OF DIRECTORS

In February 2006, Novo Nordisk employees in Denmark elected four board members for a period of four years: Johnny Henriksen, Anne Marie Kverneland and Stig Strobaek were re-elected and Soren Thuesen Pedersen was elected. Accordingly, the Board of Directors of Novo Nordisk A/S comprises:

o    Sten Scheibye
o    Goran A Ando
o    Henrik Gurtler
o    Johnny Henriksen (employee representative)
o    Pamela J Kirby
o    Anne Marie Kverneland (employee representative)
o    Kurt Anker Nielsen
o    Soren Thuesen Pedersen (employee representative)
o    Hannu Ryopponen
o    Stig Strobaek (employee representative)
o    Jorgen Wedel.

For information on the board members, please refer to novonordisk.com.

At a board meeting held immediately after the Annual General Meeting,  the Board
of  Directors   elected   Sten   Scheibye  as  chairman  and  Goran  A  Ando  as
vice-chairman.

The Board of Directors elected Kurt Anker Nielsen, Jorgen Wedel and Hannu Ryopponen as members of the Audit Committee with Kurt Anker Nielsen as chairman. The Board designated Kurt Anker Nielsen as financial expert under US law, while Jorgen Wedel and Hannu Ryopponen were designated financial experts under both Danish and US law.

Finally, the Board of Directors designated Goran A Ando as research and development facilitator.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 27,000 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.


FURTHER INFORMATION:
Media:                             Investors:

Mike Rulis                         Mads Veggerby Lausten
Tel: (+45) 4442 3573               Tel: (+45) 4443 7919
mike@novonordisk.com               mlau@novonordisk.com

                                   Kasper Roseeuw
                                   Poulsen
                                   Tel: (+45) 4442 4471
                                   krop@novonordisk.com


In North America:                  In North America:
Sean Clements                      Hans Rommer
Tel: (+1) 609 514 8316             Tel: (+1) 609 919 7937
secl@novonordisk.com               hrmm@novonordisk.com

Company Announcement no 15/2009

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 23, 2009                          NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer